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06016018

10 August 2006

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

SUPPL

Dear Sir New GKN PLC

GKN INTERIM REPORT 2006

In accordance with paragraph 9.6.1 of the Listing Rules, I enclose two copies of the 2006 Interim Report of GKN plc being despatched to shareholders of GKN plc on Thursday 10 August 2006.

Would you please arrange for the documents to be made available at the Document Viewing Facility from **Friday 11 August 2006**. I confirm that a Regulatory Information Service will be notified of the availability of the documents in accordance with paragraph 9.6.3 of the Listing Rules.

Yours faithfully

Judith Felton

Judith Felton
Deputy Company Secretary

Enc.

cc: Mr R Constant – JPMorganCazenove Ltd
Mr H Glyn Davies – UBS Ltd
The United States Securities & Exchange Commission – Exemption File 82-5204

K:\GKN Interim Rep\2006\Cor\08-10-I-UKLA.doc

dlw 8/16

GKN PLC

INTERIM REPORT 2006

EXPECT > MORE

FINANCIAL PERFORMANCE

	As reported under IFRS			Business performance excluding items in note[1] below		
	First Half 2006 £m	First Half 2005 £m	Change £m	**First Half 2006 £m**	First Half 2005 £m	Change
Sales – including share of joint ventures				**2,001**	1,940	3%
Less share of joint ventures				**(105)**	(81)	30%
Sales – subsidiaries	**1,896**	1,859	37	**1,896**	1,859	2%
Trading profit – subsidiaries[1]	**119**	115	4	**119**	115	3%
Operating profit	**129**	72	57	**119**	115	3%
Share of joint ventures (post-tax)	**8**	5	3	**8**	5	60%
Net financing costs	**(15)**	(17)	2	**(15)**	(17)	12%
Profit before tax	**122**	60	62	**112**	103	9%
Profit after tax	**104**	42	62	**92**	78	18%
Earnings per share – p	**14.6**	5.6	9.0	**12.9**	10.5	23%

	First Half 2006 p	First Half 2005 p	Change %
Dividend			
Interim dividend per share	4.1	4.0	2.5

Note

[1] Figures exclude the impact of restructuring and impairment charges, profits on the sale of businesses and changes in the fair value of derivative financial instruments and represent underlying business performance.

BUSINESS HIGHLIGHTS

> Growth of 9% in underlying profit before tax and 23% increase in underlying earnings per share

> Increase of 37% in Aerospace trading profit on sales up 12%

> Record levels of new orders in Sinter Metals – US operations return to profitability

> Driveshafts secure 75% of all available new business

> New leadership positions for Aerospace and OffHighway after US acquisitions

> Strong order books across Group provide solid platform for growth

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

GKN is making encouraging progress in 2006.

The benefits of two years of hard work to restructure the business and improve competitiveness are now clearly showing through in results. Profits are up nicely in line with expectations and our favourable taxation position has given a strong boost to earnings.

Our major Automotive businesses have delivered exceptional levels of new business wins and Aerospace has produced another year of strong growth in sales and profits.

The two US acquisitions we have announced will help create new leadership positions for Aerospace and OffHighway and will make a good contribution to revenues and profits in 2007.

GKN's market leadership positions, increased exposure to high growth markets and significantly strengthened order books provide a sound basis for accelerated growth.

Basis of reporting

The financial statements for the period are shown on pages 8 to 22 and have been prepared using accounting policies which were used in the preparation of the audited accounts for the year ended 31 December 2005.

Further details on the basis of preparation are shown on page 15.

Changes in the composition of the Group

The first half results contain a full six month contribution from QDS Henschen, which was acquired in November 2005, and Cramer Kupplung GmbH, which was acquired in January 2006 for £1.5 million, together with one month's trading from Hytecomp AB which was acquired in June 2006 for £0.4 million. All of these are OffHighway businesses.

At the beginning of March 2006 the Group ceased its involvement in the management of Fujiwa Machinery Industry (Kunschan) Company Ltd ("Fujiwa"), a non-core subsidiary of GKN Driveline Torque Technology KK, and agreed to dispose of its 60% shareholding for £16 million, of which £6 million was received in the period.

Comparison with the first half of 2005 is also affected by the change in status of GKN Driveline Celaya from joint venture to subsidiary in February 2005.

Where appropriate, reference is made to the impact of these acquisitions, divestments and changes in status in the remainder of this report.

Group sales

Sales of subsidiaries for the period were £1,896 million compared with £1,859 million in the first half of 2005. The impact of exchange rates on the translation of overseas sales was £41 million positive while the net effect of acquisitions, divestments and changes in status was £10 million negative. Excluding these factors, sales were essentially level with the same period of 2005.

Although not reported in the financial statements, the Group's share of joint venture sales rose to £105 million from £81 million in the first half of 2005, an increase, excluding the impact of exchange rates and changes in status, of 25%.

Group profit

Trading profit, which we define as operating profit of subsidiaries excluding the impact of major restructuring and impairment charges, profits or losses on sale of businesses and changes in the fair value of derivative financial instruments, was £119 million compared with £115 million in the first half of 2005, an increase of £4 million (3%).

The favourable impact of exchange rates on the translation of overseas profits was £3 million while the net effect of acquisitions, divestments and changes in status was £1 million negative. On a comparable basis, therefore, there was a £2 million (2%) improvement as a result of the continuation of the Powder Metallurgy recovery and further growth in Aerospace. Driveline and OffHighway were essentially level, while a loss was incurred in Other Automotive which was partially a consequence of redundancy and reorganisation costs in the UK and start-up costs in China but also a reflection of weaker underlying trading. Overall Group trading profit was also affected by an increase in current service pension costs of £3 million which, at the level of profit before tax, was more than compensated by lower pension related financing costs. Raw material costs generally remained high in the period while energy costs increased markedly in a number of countries.

The Group's share of post-tax profit of joint ventures increased significantly in the period from £5 million to £8 million. The drivers of the increase are discussed later in this review.

Divisional performance

Automotive

The Group's Automotive activities are reported under three segments, Driveline, Powder Metallurgy and Other Automotive, each of which is discussed separately below.

Markets

In general, automotive production volumes ran as anticipated during the period. The more mature markets of North America and Western Europe were essentially flat by comparison with the same period of 2005 but there was good growth in the emerging markets of Asia (up 22%) and Brazil (up 7%). China was particularly strong with production of cars and light vehicles of 3.3 million against 2.5 million in the first half of 2005, an increase of 32%, while Indian production rose 16% to 0.8 million. The DRI Global Insight forecast for the second half of 2006 anticipates a similar pattern, with slight reductions in North America and Western Europe but growth of over 9% in emerging Asia and 6% in Brazil.

Costs

Raw material and energy costs have been higher and more volatile than we had anticipated earlier in the year, when a period of stability or even modest decline seemed more likely. In the first half, the overall impact of energy costs by comparison with the first half of 2005 was approximately £5 million negative with the impact in the second half likely to be similar. If raw material prices remain at current levels, second half costs are likely to be £5 million – £6 million above the second half of 2005.

GKN Driveline *(Trading profit £76 million; first half 2005 – £76 million)*
GKN Driveline comprises GKN Driveshafts, which is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines, Torque Technology, which produces a wide variety of components aimed at actively managing the flow of torque to the driven wheels, Industrial and Distribution Services and Speciality Vehicles Group.

Driveline subsidiary sales in the period of £1,011 million were £8 million (1%) below the first half of 2005 although sales of Driveline's joint ventures (not included in these figures) were sharply higher. The net impact of divestments, prior year acquisitions and changes in status was £15 million negative. There was a benefit of £20 million from the effect of currency on translation leaving underlying sales of subsidiaries £13 million (1%) lower. This reduction was largely the consequence of decisions made some two to three years ago to decline driveshaft business at unfavourable margins. Although this has had a temporary impact on growth, the strength of business wins in 2005 and 2006 supports the resumption of top line growth in 2008.

Trading profit of £76 million was level with the same period in 2005. There was a small (£2 million) benefit from currency translation and £1 million reduction resulting from portfolio changes so that the underlying profit was marginally (£1 million) lower. Although there was some benefit in the period from the restructuring programme this was offset by the reduced volumes noted above, transactional currency impacts and operational inefficiencies in our plant in Thailand. The margin of trading profit to sales remained the same as the first half of 2005 at 7.5%.

Driveshafts continued its recent pattern of success in competing for new and replacement business and won 37 of the 45 programmes which came to the market in the period. These wins represented 75% of all available sideshaft business. The eighteen pilot programmes on the new countertrack™ and crosstrack™ products are proceeding well and first orders are expected early next year.

The restructuring of operations in Europe and the Americas continued as planned and is still expected to produce the savings originally anticipated for 2007. The final stage of the reorganisation will be announced around the end of this year and completed in 2007.

In Torque Technology, with the disposal of non-core operations in China (Fujiwa) and the closure of a facility in Japan completed, the bulk of the major restructuring of GKN Driveline Torque Technology KK that was envisaged at the time of acquisition has now been concluded. The costs of these actions, which were completed ahead of plan, have been absorbed in trading profit. The disposal of the Chinese business is temporarily margin dilutive but has been more than offset in the period by the £5 million profit on sale which is reported separately in the Income Statement.

Torque Technology has seen lower Japanese demand with Nissan particularly affected, although this has been partly offset by a recovery at Mitsubishi. In the US, the first major geared component programme has been successfully launched with Chrysler and demand for this type of product is generally strong.

Looking ahead, the focused investment in our Torque Technology business is proving successful with significant new programme awards in all product areas and in all regions. In the US we have been awarded our first sizeable programme with Ford together with a number of additional programmes with Chrysler and Nissan. In Japan, we continued to gain business with a wide range of customers, including Toyota. Progress is also being made in Europe and, following a very successful winter test, significant interest has been shown from a number of manufacturers in Electronic Torque Vectoring and in our broader driveline system and geared component capabilities.

Driveline joint ventures (where the most significant company is Shanghai GKN Drive Shaft Company Ltd) saw higher demand and improved both sales and profit before tax by comparison with the first half of 2005.

Powder Metallurgy *(Trading profit £13 million; first half 2005 – £9 million)*
Powder Metallurgy produces metal powder and sintered products largely for major automotive and industrial equipment manufacturers.

Sales in the period were £313 million compared with £300 million in the first half of 2005. Excluding the impact of currency on translation there was an increase of £4 million (1%). On a regional basis, there were improvements in underlying sales in Europe and Asia Pacific but once again there was a small reduction in North America in both the sinter and powder production businesses as both Ford and General Motors continued to lose market share.

First half trading profit improved from £9 million to £13 million with a negligible impact from currency. In Sinter North America, notwithstanding the sales reduction noted above, the progress seen towards the end of 2005 continued, and a small profit was earned compared with a loss in the first half of 2005. European profits also advanced but there was a reduction in Asia Pacific as costs were incurred in support of investment in both China and India. Profits at Hoeganaes, the powder production business, were somewhat lower than last year as a result of the decline in volumes, raw material price inflation and the impact of energy and natural gas cost increases which, to date, have only been partially recovered in base price increases. Divisional margin improved to 4.2% from 3.0% in the same period last year.

During the period there were new business wins by Sinter in all geographic areas, totalling approximately £70 million per annum, which support the targeted sales growth of 6% – 8% from 2007/8. A number of these orders were with Japanese and Korean customers and represented further progress in diversifying the customer base. All key technology programmes in transmissions and engines continued on track, resulting in new business wins in line with the strategic plan. Operational restructuring proceeded as planned with three plant closures commenced in North America and Europe and two new plant openings in India and China.

Going forward, the market for powdered metal production is expected to benefit from demands for better fuel economy and greater driving comfort. Specifically, demand for more sophisticated automatic transmission systems, variable valve timing, diesel engines and associated turbo charging are all likely to increase demand for powder metal components.

Other Automotive *(Trading loss £9 million; first half 2005 – loss £1 million)*
Our Other Automotive activities, which are predominantly UK based but with facilities in the US and a newly opened plant in China, manufacture structural components, chassis and engine cylinder liners, for passenger car, SUV and light vehicle and truck markets in Western Europe and North America.

Sales in the first half of £64 million were down by £4 million (6%) compared with the first half of 2005, with virtually all the reduction arising in the cylinder liner business which saw lower sales to the commercial truck market.

A trading loss of £9 million was incurred which was £8 million worse than the same period last year. The majority of the losses were in the cylinder liner business, where a major site rationalisation and restructuring was commenced in the first half of 2006 resulting in significant redundancy and reorganisation costs in the UK and start-up losses in China as the plant ramps up to full production. The combined impact of these costs was £4 million. In addition, underlying performance in the cylinder liner business suffered from increased raw material and energy costs. The structural components business also showed a decline as, despite recovering the majority of the steel price increases, energy costs were significantly higher. A significant element of the Autostructures business is now carried out through a joint venture and, as noted below, this showed good progress in both sales and profits.

Trading in the subsidiary businesses continues to be difficult. Whilst we are anticipating an underlying and accelerating improvement in operating performance as the benefits of the rationalisation and restructuring and other improvement actions are realised, we expect to see a further but smaller trading loss in the second half of the year.

Within joint ventures, both Chassis Systems Ltd (CSL) (a 50:50 joint venture with Dana) and Emitec GmbH (a 50:50 joint venture with Siemens) increased both sales and profits. The CSL improvement came from the successful launch and ramp up to full production for Land Rover while Emitec benefited from strong sales arising in large part from a surge in retrofitting of particulate filters to diesel engines in Germany.

OffHighway *(Trading profit £12 million; first half 2005 – £13 million)*
OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery sectors.

The European agricultural machinery market (which accounts for approximately 60% of divisional sales) was down by 2% – 3% overall from the first half of 2005 when demand was exceptionally strong. In the first half of 2006 the US agricultural market (approximately 25% of sales) was sluggish after strong growth in 2004 and 2005. The worldwide construction market (around 15% of sales) was again strong and we estimate has increased by over 60% in the last three years.

Against this background, divisional sales were essentially level at £174 million (first half 2005 – £173 million) helped by £5 million from acquisitions made in the second half of 2005 and the first half of 2006. There was a further £2 million benefit from the impact of translational currency movements so that underlying sales were down by £6 million (3%).

Trading profit reduced by £1 million to £12 million and margin from 7.5% to 6.9%. There was a small positive impact from acquisitions and the reduction arose largely as a result of the sales reductions noted above and, towards the end of the period, increased energy and other input costs.

GKN Aerospace *(Trading profit £33 million; first half 2005 – £24 million)*
GKN Aerospace is a leader in the design and manufacture of advanced structural components, parts for propulsion systems and specialised products including transparencies and complex composite and metal structures for both fixed and rotary wing aircraft and bullet resistant glass for defence land vehicles.

Demand for military aircraft remained firm during the period whilst civil markets showed strong growth. The medium term outlook for the defence sector continues to be substantially underpinned by US spending and remains solid. Forecast growth in passenger miles, together with new product introductions, continues to underpin strong civil demand.

Sales in the first half of £334 million were £35 million (12%) above the same period last year. After eliminating the impact of currency, the increase was 8%, reflecting the overall strong markets and a number of new programmes coming into production.

Trading profit of £33 million was £9 million above the first half of 2005. The impact of currency on translation was £1 million positive so that organic growth was £8 million (33%) largely as a consequence of the increased volumes noted above and further productivity improvements. Margin in the period again showed progress and was 9.9% compared with 8.0% in the first half and 9.1% in the second half of 2005.

The businesses continued to achieve a significant number of programme wins, including the fuselage for the Future Lynx for AgustaWestland, a nacelle system for a new long-range business jet and, in July, additional work on the F22 for Lockheed Martin.

Whilst recently announced delays in the Airbus A380 programme are likely to lead to lower sales growth in 2007 than was previously anticipated, further progress should be seen as a result of general market strength and other programme positions.

Corporate and unallocated costs *(Cost £6 million; first half 2005 – £6 million)*
Corporate and unallocated costs, which largely comprise the costs of stewardship of the Group, remained at the same level as the first half of 2005.

Restructuring costs
Restructuring and impairment charges of £24 million in the half (first half 2005 – £19 million) related to the continuation of the programme first announced in March 2004 to re-align productive capacity in GKN Driveline, accelerate the recovery in Powder Metallurgy and reduce overheads elsewhere in the Group and comprised £14 million (2005 first half – £13 million) redundancy and £10 million (2005 first half – £1 million) other reorganisation costs. A more detailed analysis is given in Note 4 on page 16. It is anticipated that the final elements of the programme will be announced around the end of this year and completed in 2007 in line with the original plan. Estimates of the total costs and benefits of the restructuring programme remain unchanged.

Changes in fair value of derivative financial instruments
During the year the Group has used hedge accounting in respect of a small proportion of its transactional and all its translational hedges. The credit of £29 million (first half 2005 – charge £24 million) in respect of the changes in fair value of derivative financial instruments (forward exchange and commodity contracts and embedded derivatives) reflects the change in market value of such instruments between 1 January 2006 and 30 June 2006 or at the date of maturity, if earlier, where hedge accounting has not been used. The largest element of the credit relates to forward exchange contracts which exist solely to hedge transactional foreign currency exposures. A further analysis is shown at Note 7 on pages 17 and 18.

Profit on sale of businesses
The profit on sale of businesses of £5 million (first half 2005 – £nil) arose from the disposal of the Group's controlling interest in Fujiwa for a consideration of £16 million, £6 million of which has been received during the period. The balance of £10 million is receivable in the second half of this year.

Statutory operating profit
Operating profit on a statutory basis was £129 million compared with £72 million in the first half of last year.

Joint ventures
The post-tax earnings of joint ventures in the period were £8 million compared with £5 million a year earlier. Within this figure, trading profit was £11 million (first half 2005 – £7 million). The improvement arose mainly in Shanghai GKN Drive Shaft Company Ltd which benefited from higher demand in the Chinese market, Chassis Systems, the joint venture established with Dana in 2002, which is now running at full production, and Emitec, where sales increased ahead of the legal requirement to retrofit particulate filters to diesel powered vehicles in Germany during the second half of 2006.

Financing costs
Net financing costs totalled £15 million (first half 2005 – £17 million) and included financing costs of post-employment benefits of £2 million (first half 2005 – £11 million). The half to half reduction of £9 million in this latter amount was mainly as a result of the injection of £200 million into the UK pension scheme at the end of March combined with higher than expected investment returns in 2005. The balance of £13 million (first half 2005 – £6 million) represented the net amount of interest payable on borrowings and interest receivable on deposits, with the increase mainly due to lower interest received following the payment of £200 million into the Group's UK pension fund noted above.

Profit before tax
Profit before tax on a statutory basis (which includes the post-tax earnings of joint ventures) was £122 million (first half 2005 – £60 million). Excluding restructuring, profits on businesses sold and credits (first half 2005, charges) relating to changes in fair value of derivative financial instruments, the figure was £112 million (first half 2005 – £103 million).

Taxation
The tax charge for subsidiaries for the period, including deferred taxation, was £18 million (first half 2005 – £18 million) and included a credit for tax relief on restructuring items of £6 million (first half 2005 – £2 million) together with a charge of £2 million for tax arising on profits on sale of businesses (first half 2005 – £nil) and a charge of £2 million on credits arising from changes in fair value of derivative financial instruments (first half 2005 – £5 million credit). Excluding these items, the tax charge as a percentage of profit before tax, before restructuring, profits on sale of businesses and changes in fair value of derivative financial instruments, was 19.2% compared with 25.5% in the first half of 2005. The reduced rate is due to a beneficial change in the geographic mix of taxable profits combined with benefits arising from the resolution of prior years' tax exposures. Looking forward, it is likely that the cash tax charge will remain on average around 20% although may be volatile from year to year.

Minority interests
Largely as a result of the sale of Fujiwa noted above (where there was a 40% minority interest), and the start-up losses in the Chinese cylinder liner business (where there is a 41% minority interest) the share of profit relating to minority interests in the period was £nil (first half 2005 – £2 million).

Earnings per share
Statutory earnings per share (EPS) were 14.6p (first half 2005 – 5.6p).

Excluding restructuring and impairment charges, profits on sale of businesses and credits relating to changes in the fair value of derivative financial instruments, adjusted EPS were 12.9p (first half 2005 – 10.5p). The increase reflected the increase in pre-tax profits, lower tax rate and reduced minority interests referred to above.

Dividends
The Board has decided to pay an interim dividend of 4.1p per share, representing an increase of 2.5% over the 2005 interim dividend. The cost of this dividend will be £29 million (first half 2005 – £28 million).

The interim dividend will be paid on 29 September 2006 to shareholders on the register at 18 August. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 15 September 2006.

Cash flow and borrowings
There was a cash out flow from operations of £98 million compared with £107 million inflow in the first half of 2005, this being after the one-off cash contribution to the UK pension scheme of £200 million (first half 2005 – £nil) and cash spent on restructuring of £27 million (first half 2005 – £13 million). Allowing for these items underlying cash flow from operations improved over 2005.

The movement on working capital and provisions of £73 million negative (first half 2005 – £66 million negative) reflected normal trading patterns. In addition, Driveline's restructuring programme led to slightly higher levels of safety stock.

Capital expenditure on tangible assets totalled £93 million (first half 2005 – £104 million) and was 1.3 times depreciation (first half 2005 – 1.5 times). This again reflected progress of the Driveline restructuring programme and the ratio is expected to remain around this level for the whole year.

Spending on intangible assets was £13 million (first half 2005 – £8 million) and mainly comprised programme development costs in Aerospace.

Expenditure on acquisitions was £2 million, net of cash acquired (first half 2005 – £37 million) whilst £3 million, net of cash in the businesses at the date of divestment, was received from business disposals.

£22 million (first half 2005 – £21 million) was spent on the purchase of the Company's own shares during the period. Cumulatively, a total of £82 million had been spent on the buyback programme by the end of June 2006. At that date, 32.3 million shares, which have not been cancelled, were held in treasury.

The cost of the 2005 final dividend, which was paid in May 2006, was £59 million (first half 2005 – £58 million).

At the end of the period there were net borrowings of £358 million compared with £65 million at the end of 2005.

Post-employment costs
Post-employment costs comprise both pensions and post-employment medical benefits. Details of the amounts included in the Income Statement and Balance Sheet and the assumptions used in their computation are shown in Note 10 on pages 19 to 21.

Income Statement
For the six month period, the current service cost included in operating profit was £19 million compared with £16 million in the first half of 2005. The majority of the increase arose in the UK, reflecting an update of the profile of active members following the 2005 actuarial valuation together with a change in the discount rate.

Financing charges in respect of post-employment obligations totalled £2 million (first half 2005 – £11 million) and comprised expected returns on pension scheme assets for the period of £68 million (first half 2005 – £59 million) which were more than offset by the £70 million (first half 2005 – £70 million) of notional interest on pension scheme liabilities. The period to period reduction was caused by the £200 million one-off contribution in March 2006 and the higher than expected investment returns in 2005.

Balance Sheet and funding
The gross deficit of all schemes at 30 June 2006 was £549 million, a £336 million reduction over December 2005, which is shown on the Balance Sheet as a non-current liability. The increase of £167 million in the total market value of assets was supplemented by the £169 million reduction in liabilities largely due to increases in the rates at which pension liabilities are discounted across all the regions.

Company contributions for the six months across the Group totalled £221 million (first half 2005 – £20 million), £200 million of which was a one-off contribution to the UK scheme.

UK pension scheme
The gross deficit of £166 million was £283 million lower than the December 2005 year end figure of £449 million. In addition to the £200 million contribution noted above, actual returns on pension scheme assets in the first half of 2006 were £46 million lower than expected but these were more than offset by the £129 million reduction in liabilities resulting from the 45 basis points increase in the discount rate to 5.2%.

No further deficit funding contributions will be made to the UK scheme this year and contributions from 2007 onwards will have regard to the scheme valuation which will be carried out in the first half of that year.

Post balance sheet events
On 3 August 2006 the Group announced the acquisition of Rockford Powertrain, a US off-highway business supplying high speed driveshafts for application in the construction and mining industries, for a consideration of £27 million. On the same date the Group announced an agreement, which remains subject to regulatory approval, to acquire Stellex Aerostructures, a US based manufacturer of aerospace titanium structures. It is anticipated that the transaction will be completed later in the year and, subject to that, details of the impact of both acquisitions on the Group will be available in the 2006 Annual Report.

Outlook

Markets for all our businesses continue to run in line with our earlier expectations.

For the remainder of 2006, car and light vehicle production levels in North America and Western Europe are forecast to be very similar to the same period of 2005. Production in the emerging markets of Asia and South America is forecast to continue to show growth.

In OffHighway, after a weaker first half, demand for agricultural equipment looks to have stabilised at levels slightly above those experienced in the second half of last year while the construction equipment market remains strong.

In Aerospace, demand in the second half is expected to be similar to the first, with both military and civil markets remaining strong.

Against this background, the Group expects to continue to make good progress, notwithstanding higher raw material and energy costs which are currently running above the levels we had anticipated at the time of our February outlook statement.

The acquisitions announced today are expected to provide a modest *net benefit to 2006, and should make a good contribution to 2007* performance.

Looking ahead, we remain confident that with our major strategic restructuring largely completed by the end of the year, strong programme wins under-pinning organic sales growth and further focused acquisitions, the Group is now well positioned to accelerate growth.

Roy Brown
Chairman

Kevin Smith
Chief Executive

3 August 2006

CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006

	Notes	Unaudited First half 2006 £m	Unaudited First half 2005 £m	Full year 2005 £m
Sales — subsidiaries	1	**1,896**	1,859	3,648
Trading profit	1	***119***	*115*	*228*
Restructuring and impairment charges	4	***(24)***	*(19)*	*(98)*
Profits on sale of businesses	5	***5***	*–*	*1*
Changes in fair value of derivative financial instruments	7	***29***	*(24)*	*(33)*
Operating profit	1	**129**	72	98
Share of post-tax earnings of joint ventures	1	**8**	5	10
Interest payable		**(27)**	(28)	(61)
Interest receivable		**14**	22	48
Other net financing charges		**(2)**	(11)	(22)
Net financing costs	3	**(15)**	(17)	(35)
Profit before taxation		**122**	60	73
UK taxation		**(2)**	–	14
Overseas taxation		**(16)**	(18)	(28)
Taxation	6	**(18)**	(18)	(14)
Profit after taxation for the period		**104**	42	59
Profit attributable to minority interests		**–**	2	4
Profit attributable to equity shareholders		**104**	40	55
		104	42	59
Earnings per share – p	8			
Basic		**14.6**	5.6	7.7
Diluted		**14.5**	5.5	7.6
Dividends	9			
Payments to shareholders – £m		**(59)**	(58)	(86)
Interim dividend per share – p		**4.1p**	4.0p	4.0p
Final dividend per share – p		**–**	–	8.2p

There were no discontinued operations in any of the above periods.

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006

	Notes	Unaudited 30 June 2006 £m	Unaudited 30 June 2005* £m	31 December 2005 £m
Assets				
Non-current assets				
Intangible assets – goodwill	11	**230**	243	241
– other		**59**	44	54
Property, plant and equipment	13	**1,334**	1,347	1,364
Investments in joint ventures		**82**	73	81
Other receivables and investments including loans to joint ventures		**20**	20	21
Deferred tax assets		**115**	213	172
		1,840	1,940	1,933
Current assets				
Inventories		**469**	465	467
Trade and other receivables		**603**	664	566
Derivative financial instruments	7	**41**	29	12
Cash and cash equivalents		**411**	727	724
		1,524	1,885	1,769
Assets held for sale		**2**	–	38
Total assets		**3,366**	3,825	3,740
Liabilities				
Current liabilities				
Borrowings		**(35)**	(58)	(47)
Derivative financial instruments	7	**(13)**	(50)	(34)
Trade and other payables		**(766)**	(795)	(795)
Current income tax liabilities		**(108)**	(137)	(109)
Provisions		**(48)**	(27)	(57)
		(970)	(1,067)	(1,042)
Liabilities associated with assets held for sale		**–**	–	(16)
		(970)	(1,067)	(1,058)
Non-current liabilities				
Borrowings		**(734)**	(741)	(734)
Deferred tax liabilities		**(67)**	(93)	(60)
Other payables		**(24)**	(19)	(24)
Provisions		**(70)**	(91)	(78)
Post-employment obligations	10	**(549)**	(921)	(885)
		(1,444)	(1,865)	(1,781)
Total liabilities		**(2,414)**	(2,932)	(2,839)
Net assets		**952**	893	901
Equity				
Ordinary share capital and share premium		**394**	392	393
Treasury shares		**(82)**	(51)	(60)
Retained earnings and other reserves		**622**	517	542
Total shareholders' equity		**934**	858	875
Minority interest – equity		**18**	35	26
Total equity		**952**	893	901

* 30 June 2005 unaudited comparative figures have been restated, see note 2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2006

	Notes	Unaudited First half 2006 £m	Unaudited First half 2005* £m	Full year 2005 £m
At 1 January		**901**	935	935
Adjustment in respect of the adoption of IAS 39, including tax		**–**	17	17
At 1 January as adjusted		**901**	952	952
Amounts not recognised in the Income Statement				
Currency variations		**(60)**	40	77
Derivative financial instruments:	7			
Transactional hedging		**1**	–	–
Translational hedging		**15**	(12)	(23)
Unrealised loss arising on change in status of equity accounted investment		**–**	(3)	(3)
Actuarial gains/(losses) on post-employment obligations including tax:	10			
Subsidiaries		**78**	(59)	(49)
Joint ventures		**–**	–	(1)
Deferred tax on non-qualifying assets		**–**	–	1
Amounts arising from the acquisition of minority interest		**–**	–	4
Net profits/(losses) not recognised in the Income Statement		**34**	(34)	6
Profit for the period		**104**	42	59
Total recognised income for the period		**138**	8	65
Transactions with shareholders				
Share issues	14	**1**	9	10
Purchase of treasury shares	14	**(22)**	(21)	(30)
Dividends	9	**(59)**	(58)	(86)
		(80)	(70)	(106)
Other adjustments				
Share-based payments		**2**	2	1
Capital transactions with minority interests		**(8)**	1	(11)
Accumulated currency variations realised on sale of business		**(1)**	–	–
		(7)	3	(10)
At end of period		**952**	893	901

* 2005 half year unaudited comparative figures have been restated, see note 2

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006

	Unaudited		
	First half 2006 £m	First half 2005* £m	Full year 2005 £m
Cash flow from operating activities			
Cash generated from operations (note a)	**(98)**	107	308
Interest received	**8**	14	48
Interest paid	**(26)**	(34)	(62)
Tax paid	**(10)**	(12)	(35)
Dividends received from joint ventures	**2**	6	6
Net cash from operating activities	**(124)**	81	265
Cash flow from investing activities			
Purchase of property, plant and equipment and intangible assets	**(106)**	(112)	(229)
Proceeds from sale of property, plant and equipment	**6**	1	9
Acquisitions of subsidiaries (net of cash acquired)	**(2)**	(37)	(51)
Proceeds from sale of businesses (net of cash disposed)	**3**	–	1
Investment loans and capital contributions	**–**	2	2
Net cash used in investing activities	**(99)**	(146)	(268)
Cash flow from financing activities			
Net proceeds from issue of ordinary share capital	**1**	9	10
Purchase of treasury shares	**(22)**	(21)	(30)
Finance lease payments	**(1)**	–	(3)
Net movement in borrowings	**8**	(1)	(21)
Dividends paid to shareholders	**(59)**	(58)	(86)
Net cash used in financing activities	**(73)**	(71)	(130)
Currency variations on cash and cash equivalents	**(5)**	1	3
Movement in cash and cash equivalents (note b)	**(301)**	(135)	(130)
Cash and cash equivalents at 1 January	**697**	827	827
Cash and cash equivalents at end of period (note c)	**396**	692	697

* 2005 half year unaudited comparative figures have been restated, see note 2

Cash flow arises from continuing operations. Cash inflows from government capital grants of £nil (first half 2005: £2 million, full year 2005: £4 million) have been offset against purchases of property, plant and equipment and intangible assets.

CONSOLIDATED CASH FLOW STATEMENT — NOTES

FOR THE HALF YEAR ENDED 30 JUNE 2006

Note a: Cash generated from operations

	Unaudited		
	First half 2006 £m	First half 2005* £m	Full year 2005 £m
Cash generated from operations			
Operating profit	**129**	72	98
Adjustments for:			
Profits on sale of businesses	**(5)**	–	(1)
Changes in fair value of derivative financial instruments	**(29)**	24	33
Impairment of fixed assets	**–**	5	50
Impairment of goodwill	**–**	–	11
Amortisation of government capital grants	**(1)**	(1)	(2)
Depreciation and amortisation	**75**	75	147
Profits on sale of property, plant and equipment	**(1)**	–	(1)
Charge for share-based payments	**2**	2	1
Movement in post-employment obligations	**(195)**	(4)	(43)
Changes in working capital and provisions	**(73)**	(66)	15
	(98)	107	308

* 2005 half year unaudited comparative figures have been restated, see note 2

Cash generated from operations includes £200 million (first half 2005: £nil, full year 2005: £nil) additional pension contribution which the Group made to its UK pension scheme in March 2006. There was no cash generated from discontinued operations in any of the above periods.

Note b: Movement in net (debt)/funds

	Unaudited		
	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net movement in cash and cash equivalents	**(301)**	(135)	(130)
Net (repayments)/proceeds from new borrowings	**(8)**	1	21
Currency variations on borrowings	**3**	(3)	(23)
Finance leases	**1**	–	2
Subsidiaries and businesses acquired and sold	**12**	–	–
Movement in period	**(293)**	(137)	(130)
Net (debt)/funds at beginning of period	**(65)**	65	65
Net debt at end of period	**(358)**	(72)	(65)

Note c: Reconciliation of cash and cash equivalents

	Unaudited		
	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Cash and cash equivalents per cash flow statement	**396**	692	697
Add: Bank overdrafts included within "Current liabilities – Borrowings"	**15**	35	30
Less: Cash and cash equivalents within "Assets held for sale"	**–**	–	(3)
Cash and cash equivalents per balance sheet	**411**	727	724

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 30 JUNE 2006

1 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

FOR THE HALF YEAR ENDED 30 JUNE 2006 (UNAUDITED)

	Automotive						
	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales – subsidiaries	**1,011**	**313**	**64**	**174**	**334**	**–**	**1,896**
EBITDA	**117**	**28**	**(7)**	**16**	**46**	**(6)**	**194**
Depreciation and impairment charges	**(39)**	**(15)**	**(2)**	**(4)**	**(10)**	**–**	**(70)**
Amortisation of intangible assets	**(2)**	**–**	**–**	**–**	**(3)**	**–**	**(5)**
Trading profit/(loss)	**76**	**13**	**(9)**	**12**	**33**	**(6)**	**119**
Restructuring	**(16)**	**(8)**	**–**	**–**	**–**	**–**	**(24)**
Other impairments	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Profits on sale of businesses	**5**	**–**	**–**	**–**	**–**	**–**	**5**
Changes in fair value of derivative financial instruments	**9**	**4**	**–**	**1**	**15**	**–**	**29**
Operating profit/(loss)	**74**	**9**	**(9)**	**13**	**48**	**(6)**	**129**
Share of post-tax earnings of joint ventures	**6**	**–**	**2**	**–**	**–**	**–**	**8**
Other segment items							
Capital expenditure							
Property, plant and equipment	**44**	**20**	**3**	**4**	**12**	**–**	**83**
Intangible assets	**1**	**–**	**–**	**1**	**11**	**–**	**13**
Other non-cash expenses	**1**	**–**	**–**	**–**	**–**	**1**	**2**

FOR THE HALF YEAR ENDED 30 JUNE 2005 (UNAUDITED)

	Automotive						
	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales – subsidiaries	1,019	300	68	173	299	–	1,859
EBITDA	117	23	3	17	36	(6)	190
Depreciation and impairment charges	(39)	(14)	(4)	(4)	(10)	–	(71)
Amortisation of intangible assets	(2)	–	–	–	(2)	–	(4)
Trading profit/(loss)	76	9	(1)	13	24	(6)	115
Restructuring	(18)	–	–	(1)	–	–	(19)
Other impairments	–	–	–	–	–	–	–
Changes in fair value of derivative financial instruments	(16)	1	–	(1)	(8)	–	(24)
Operating profit/(loss)	42	10	(1)	11	16	(6)	72
Share of post-tax earnings of joint ventures	4	–	1	–	–	–	5
Other segment items							
Capital expenditure							
Property, plant and equipment	45	22	4	5	13	–	89
Intangible assets	3	–	–	–	5	–	8
Other non-cash expenses	1	–	–	–	–	1	2

1 Segmental analysis continued

FOR THE YEAR ENDED 31 DECEMBER 2005

	Automotive						
	Driveline £m	Powder Metallurgy £m	Other Automotive £m	OffHighway £m	Aerospace £m	Corporate & Unallocated £m	Total £m
Sales – subsidiaries	1,993	588	130	310	627	–	3,648
EBITDA	237	40	5	28	80	(10)	380
Depreciation and impairment charges	(79)	(27)	(7)	(8)	(21)	–	(142)
Amortisation of intangible assets	(4)	(1)	–	–	(5)	–	(10)
Trading profit/(loss)	154	12	(2)	20	54	(10)	228
Restructuring	(46)	(28)	–	(2)	–	(1)	(77)
Other impairments	(11)	–	(10)	–	–	–	(21)
Profits on sale of businesses	–	–	–	–	1	–	1
Changes in fair value of derivative financial instruments	(22)	1	–	(1)	(11)	–	(33)
Operating profit/(loss)	75	(15)	(12)	17	44	(11)	98
Share of post-tax earnings of joint ventures	9	–	1	–	–	–	10
Other segment items							
Capital expenditure							
Property, plant and equipment	115	43	14	10	32	–	214
Intangible assets	5	–	–	1	17	–	23
Other non-cash expenses	–	–	–	–	–	1	1

All business segments shown above are continuing. Intra-group sales are not material. EBITDA is earnings before interest, tax, depreciation and amortisation. Other non-cash expenses represents the charge in the period in respect of share-based payments. Allocation of this charge across the segments is Driveline £0.9 million (first half 2005: £1.0 million, full year 2005: £0.4 million), Powder Metallurgy £0.4 million (first half 2005: £0.4 million, full year 2005: £0.1 million), Other Automotive £0.1 million (first half 2005: £0.1 million, full year 2005: £nil), OffHighway £0.1 million (first half 2005: £0.1 million, full year 2005: £nil), Aerospace £0.5 million (first half 2005: £0.4 million, full year 2005: £0.2 million) and Corporate £0.3 million (first half 2005: £0.4 million, full year 2005: £0.3 million).

2 Basis of preparation

The interim consolidated financial statements of GKN plc are as at and for the six months ended 30 June 2006 and comprise the results, assets and liabilities of the Company and its subsidiaries (the "Group") and the Group's interests in jointly controlled entities.

These interim consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. They have not been prepared in accordance with IAS 34 'Interim Financial Reporting'. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2005. These interim consolidated financial statements were approved by the Board of Directors on Wednesday 2 August 2006.

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its audited consolidated financial statements as at and for the year ended 31 December 2005. The basis of consolidation is set out in the Group's accounting policies in those financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements as at and for the year ended 31 December 2005.

Comparative information has been presented as at and for the six months ended 30 June 2005 and as at and for the 12 months ended 31 December 2005. As a consequence of finalised fair value adjustments in respect of 2005 acquisitions, adjustments arising from the finalisation of the transition to IFRS (the impact of which were included in the 2005 audited consolidated financial statements) and other reclassifications made to align disclosures with the 2005 Annual Report, 2005 first half year comparatives have been restated. The impact of these changes on previously reported 2005 first half figures is set out below:

	As previously reported	Restated
Trading profit (£m)	115	115
Profit after taxation for the period (£m)	42	42
Basic earnings per share – total (p)	5.6	5.6
Net cash from operations (£m)	83	81
Net cash used in investing activities (£m)	(148)	(146)
Goodwill (£m)	247	243
Net assets (£m)	891	893

The comparative figures for the year ended 31 December 2005 do not constitute statutory accounts for the purpose of s240 of the Companies Act 1985. A copy of the Group statutory accounts for the year ended 31 December 2005, has been delivered to the Registrar of Companies and contained unqualified auditors' reports in accordance with s235 of the Companies Act 1985 and did not contain statements made under either s237(2) or 237(3) of the Companies Act 1985, in respect of both the Group and the Company.

The audited consolidated financial statements of the Group as at and for the year ended 31 December 2005 are available upon request from the Company's registered office at Ipsley House, Ipsley Church Lane, Redditch, Worcestershire, B98 0TL or at www.gkn.com.

3 Net financing costs

	Unaudited		
	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Interest payable	**(27)**	(28)	(61)
Interest receivable	**14**	22	48
Other net financing charges:			
Expected return on pension scheme assets	**68**	59	118
Interest on post-employment obligations	**(70)**	(70)	(140)
	(2)	(11)	(22)
	(15)	(17)	(35)

4 Restructuring and impairment charges

	Unaudited		
	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Goodwill impairment	–	–	(11)
Tangible fixed asset impairment	–	(5)	(45)
Other asset write-downs	–	–	(1)
	–	(5)	(57)
Redundancy costs including post-employment charges and curtailments	**(14)**	(13)	(28)
Other reorganisation costs	**(10)**	(1)	(13)
	(24)	(19)	(98)

Restructuring

In the first half of 2006 the Group has continued to execute its restructuring programme initially announced in March 2004. In the first half of 2006 this has resulted in the announcement of closures and/or downsizings of four production facilities and the continuation of the strategic fixed headcount reduction programme, primarily in Driveline European operations.

Powder Metallurgy has commenced the closure of three facilities, two in North America and its sole facility in the UK, which has resulted in charges for redundancy, net of curtailments, of £4 million and other reorganisation costs of £4 million. Driveline announced the downsizing of one of its UK facilities which resulted in redundancy charges, including pension past service costs, of £7 million. Further charges incurred in Driveline include redundancy costs associated with the continuation of the fixed headcount reduction programme and other facility rationalisation and closure charges both in North America and Europe.

In the six months ended 30 June 2005 the restructuring charges arose primarily in respect of the announced closure of two Driveline North American facilities (£12 million); the Driveline fixed headcount reduction programme (£6 million) and the continuation of OffHighway's manufacturing rationalisation plan (£1 million).

The segmental analysis of restructuring charges in the first half 2006 is set out below:

	Unaudited				
	First half 2006			First half 2005	Full year 2005
	Asset Impairments £m	**Redundancy & Reorganisation £m**	**Total £m**	Total £m	Total £m
Driveline	–	**(16)**	**(16)**	(18)	(46)
Powder Metallurgy	–	**(8)**	**(8)**	–	(28)
OffHighway	–	–	–	(1)	(2)
Corporate	–	–	–	–	(1)
	–	**(24)**	**(24)**	(19)	(77)

Cash outflow in respect of 2006 and earlier periods' restructuring actions in the first half of 2006 was £27 million (first half 2005: £13 million, full year 2005: £37 million).

Other impairments

No other impairment charges were made in the first half of 2006 and the first half of 2005. 2005 full year impairments related to goodwill and tangible fixed asset write-downs arising in Driveline (£11 million) and Other Automotive (£10 million).

5 Profits on sale of businesses

	Unaudited		
	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Continuing operations:			
Sale of Fujiwa	**5**	–	–
Other	**–**	–	1
	5	–	1

On 2 March 2006 final approval was received from the Taiwanese authorities to commence the transfer of the Group's 60% shareholding in Fujiwa to its business partner, Lioho Corporation. At this point the Group's control of and active participation in the Fujiwa business ceased. The consideration for the disposal was £16 million, £10 million of which will be received in the second half of 2006. As at 31 December 2005 the Group's interest in this subsidiary was reported as assets held for sale and liabilities associated with assets held for sale.

No business disposals occurred in the six months ended 30 June 2005.

6 Taxation

	Unaudited		
Analysis of charge in period	**First half 2006 £m**	First half 2005 £m	Full year 2005 £m
Current tax			
Current period	**24**	30	51
Adjustments in respect of prior periods	**(14)**	(10)	(35)
	10	20	16
Deferred tax	**6**	3	4
Deferred tax on changes in fair value of derivative financial instruments	**2**	(5)	(6)
Total tax charge for the period	**18**	18	14
Tax on items included in equity			
Deferred tax on post-employment obligations	**(56)**	(3)	6
Deferred tax on non-qualifying assets	**–**	–	(1)
Deferred tax arising on adoption of IAS 39	**–**	(3)	(3)

7 Derivative financial instruments

	Unaudited		
Amounts included in operating profit	**First half 2006 £m**	First half 2005 £m	Full year 2005 £m
Forward currency and commodity contracts	**34**	(30)	(42)
Embedded derivatives	**(5)**	6	9
	29	(24)	(33)

The amounts in respect of embedded derivatives primarily represent the period movement in the value of the embedded derivatives in commercial contracts, between European Aerospace subsidiaries and customers and suppliers outside the USA, which are denominated in US dollars, where the dollar is not routinely used, as defined in IAS 39, in such contractual arrangements.

7 Derivative financial instruments continued

Amounts included in the balance sheet		Unaudited 30 June 2006 £m	Unaudited 30 June 2005 £m	31 December 2005 £m
Assets				
Forward currency and commodity contracts	– transactional	**26**	18	11
	– translational	**13**	11	–
Embedded derivatives		**2**	–	1
		41	29	12
Liabilities				
Forward currency and commodity contracts	– transactional	**(4)**	(22)	(23)
	– translational	**(2)**	(28)	(10)
Embedded derivatives		**(7)**	–	(1)
		(13)	(50)	(34)

In addition to the transactional hedging activities the Group hedges its net investment in overseas subsidiaries using borrowings. These have been accounted for using hedge accounting in all periods and consequently there is no impact on the Income Statement with movements in the period taken to equity.

8 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of Ordinary Shares in issue during the period, excluding Ordinary Shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of Ordinary Shares outstanding to assume conversion of all dilutive potential Ordinary Shares. The Company has only one category of dilutive potential Ordinary Shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Earnings per share are computed as follows:

	Unaudited First half 2006 Earnings £m	Unaudited First half 2006 Weighted average number of shares m	Unaudited First half 2006 Earnings per share p	Unaudited First half 2005 Earnings £m	Unaudited First half 2005 Weighted average number of shares m	Unaudited First half 2005 Earnings per share p	Full year 2005 Earnings £m	Full year 2005 Weighted average number of shares m	Full year 2005 Earnings per share p
Basic eps:									
Profit attributable to Ordinary Shareholders	**104**	**711.9**	**14.6**	40	720.6	5.6	55	718.1	7.7
Dilutive securities:									
Dilutive potential Ordinary Shares	**–**	**6.7**	**(0.1)**	–	4.2	(0.1)	–	5.1	(0.1)
Diluted eps	**104**	**718.6**	**14.5**	40	724.8	5.5	55	723.2	7.6

There were no discontinued operations in any of the above periods.

8 Earnings per share continued

Adjusted earnings per share

Earnings per share before restructuring and impairment charges, profits on sale of businesses and the changes in the fair value of derivative financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the period adjusted as follows:

	Unaudited					
	First half 2006		First half 2005		Full year 2005	
	£m	**p**	£m	p	£m	p
Profit attributable to equity shareholders	**104**	**14.6**	40	5.6	55	7.7
Charges/(credits) included in operating profit:						
Restructuring and impairment charges	**24**	**3.4**	19	2.6	98	13.6
Profits on sale of businesses	**(5)**	**(0.7)**	–	–	(1)	(0.1)
Changes in fair value of derivative financial instruments	**(29)**	**(4.1)**	24	3.3	33	4.5
Taxation on charges/(credits) included in operating profit	**(2)**	**(0.3)**	(7)	(1.0)	(26)	(3.6)
Adjusted earnings attributable to equity shareholders	**92**	**12.9**	76	10.5	159	22.1
Diluted adjusted earnings per share attributable to equity shareholders		**12.8**		10.5		22.0

9 Dividends

	Unaudited		
	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Equity dividends paid in the period			
Final 8.2p (2005: 8.0p) per share	**59**	58	58
Interim (2005: 4.0p) per share	**–**	–	28
	59	58	86

An interim dividend of 4.1p per share (2005: 4.0p per share) has been declared by the Directors. Based on shares ranking for dividend at 30 June 2006 the interim dividend is anticipated to absorb resources amounting to £29 million (2005: £28 million).

10 Post-employment obligations

Post-employment obligations as at the period end comprise:

		Unaudited		
		30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Pensions	– funded	**(202)**	(555)	(514)
	– unfunded	**(268)**	(265)	(278)
Medical	– funded	**(25)**	(40)	(33)
	– unfunded	**(54)**	(61)	(60)
		(549)	(921)	(885)

10 Post-employment obligations continued

The overall position in respect of defined benefit funded pension schemes and unfunded pension and other post-employment obligations was:

	Unaudited						
	30 June 2006					30 June 2005	31 December 2005
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	£m	£m
Fair value of assets – funded	**2,088**	**166**	**19**	**13**	**2,286**	1,937	2,119
Present value of funded obligations	**(2,254)**	**(228)**	**(13)**	**(18)**	**(2,513)**	(2,532)	(2,666)
Gross (deficit)/surplus – funded schemes	**(166)**	**(62)**	**6**	**(5)**	**(227)**	(595)	(547)
Present value of unfunded obligations	**(17)**	**(44)**	**(257)**	**(4)**	**(322)**	(326)	(338)
Gross deficits	**(183)**	**(106)**	**(251)**	**(9)**	**(549)**	(921)	(885)
Related deferred tax asset	**55**	**17**	**40**	**–**	**112**	189	163
Net post-employment obligations	**(128)**	**(89)**	**(211)**	**(9)**	**(437)**	(732)	(722)

Assumptions

Actuarial assessments of all the principal defined benefit retirement plans were carried out as at 30 June 2006. The major assumptions used were:

	Unaudited											
	First half 2006				First half 2005				Full year 2005			
	UK %	Americas %	Europe %	ROW %	UK %	Americas %	Europe %	ROW %	UK %	Americas %	Europe %	ROW %
Rate of increase in salaries	**4.4**	**3.5**	**2.5**	**2.0**	4.2	3.5	3.0	2.0	4.3	3.5	2.5	2.0
Rate of increase in pensions in payment	**3.0**	**2.0**	**1.5**	**n/a**	2.8	2.5	1.5	n/a	2.9	2.0	1.5	n/a
Discount rate	**5.2**	**6.2**	**4.8**	**2.5**	5.0	5.2	4.2	2.3	4.75	5.50	4.25	2.25
Inflation assumption	**2.9**	**2.5**	**1.5**	**1.0**	2.7	2.5	1.5	1.0	2.8	2.5	1.5	1.0
Rate of increases in medical costs: initial/long-term	**9.5/4.3**	**10.0/5.0**	**n/a**	**n/a**	9.5/4.3	10.0/5.0	n/a	n/a	9.5/4.3	10.0/5.0	n/a	n/a

In the UK the rate of increase in medical costs is assumed to be fixed for the next three years and thereafter tapers down over a further five years to the long-term rate. In the US the rate is assumed to reduce by 1 percentage point per annum over a five year period.

In respect of mortality the Group has continued to use the assumptions set out in the 2005 audited consolidated financial statements which for completeness are repeated below:

Territory	Mortality assumption
United Kingdom	Specific scheme experience; male aged 65 lives for further 18 years, male aged 40 lives for a further 19.5 years after retirement at 65
United States of America	RP-2000 tables scaled to 2006
Germany	RT2005 – G tables

10 Post-employment obligations continued

Post-employment obligations are critically sensitive to valuation assumptions. The table below sets out the impact of movements in key assumptions on the overall gross Group funded and unfunded pension obligations.

	Unaudited				
	30 June 2006				
	UK £m	Americas £m	Europe £m	ROW £m	Total £m
Increase in discount rate – 1%	**290**	**34**	**36**	**2**	**362**
Decrease in discount rate – 1%	**(350)**	**(43)**	**(46)**	**(2)**	**(441)**

Post-employment medical obligations will increase by £8 million for every one percentage increase in medical costs and decrease by £7 million for every one percentage decrease in medical costs.

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 30 June 2006 (unaudited)								
Equities (including hedge funds)	**7.5**	**1,058**	**8.5**	**114**	–	–	**5.2**	**6**
Bonds	**4.3**	**597**	**5.0**	**48**	–	–	**2.5**	**3**
Property	**6.8**	**102**	–	–	–	–	–	–
Cash	**4.5**	**298**	**4.2**	**4**	–	–	–	–
Other assets	**5.1**	**33**	–	–	**4.7**	**19**	**0.9**	**4**
		2,088		**166**		**19**		**13**
At 30 June 2005 (unaudited)*								
Equities (including hedge funds)	7.5	991	8.5	92	–	–	5.5	7
Bonds	4.7	531	5.0	40	–	–	2.5	4
Property	6.6	86	–	–	–	–	–	–
Cash	4.9	118	3.7	3	–	–	–	–
Other assets	5.1	40	–	–	4.7	19	0.8	6
		1,766		135		19		17
At 31 December 2005								
Equities (including hedge funds)	7.5	1,076	8.5	118	–	–	5.9	6
Bonds	4.4	607	5.0	47	–	–	2.5	4
Property	6.7	98	–	–	–	–	–	–
Cash	4.5	98	4.2	5	–	–	–	–
Other assets	4.7	36	–	–	4.7	20	1.0	4
		1,915		170		20		14

* Classification of assets has been aligned with the 31 December 2005 position

11 Goodwill and business combinations (unaudited)

During the first half of 2006 the Group completed two acquisitions being, the acquisition of the trade and assets of Cramer Kupplung GmbH, a manufacturer and distributor of off-highway hitches for a consideration of £1.5 million and the acquisition of certain assets and the trade of Hytecomp AB, a Swedish distributor of hydraulic valves used in off-highway applications for a consideration of £0.4 million. Fair value amounts in respect of both of these acquisitions remain provisional. Goodwill arising in the first half in respect of these acquisitions amounted to £0.4 million. Further provisional fair value adjustments amounting to £0.4 million were made in the first half of 2006 in respect of the QDS Henschen acquisition completed in November 2005.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FOR THE HALF YEAR ENDED 30 JUNE 2006

12 Related party transactions (unaudited)

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in the first half of 2006 totalled £36 million (first half 2005: £22 million). The amount due at the period end in respect of such sales was £10 million (June 2005: £9 million). Purchases by subsidiaries from joint ventures in the first half of 2006 totalled £3 million (first half 2005: £6 million). The amount due at the period end in respect of such purchases was £2 million (June 2005: £3 million). At 30 June 2006 a subsidiary was owed £8 million (June 2005: £8 million) by a joint venture in respect of a loan, bearing interest at LIBOR plus 1%. In addition a subsidiary owed £2 million (June 2005: £1 million) to a joint venture in respect of a short-term financing facility, which bears interest at LIBOR less 0.125%.

13 Property, plant and equipment (unaudited)

During the six months ended 30 June 2006 the Group acquired assets with a cost of £83 million (first half 2005: £89 million) including assets acquired through business combination of less than £1 million (first half 2005: £29 million). Assets with a carrying amount of £3 million (first half 2005: £1 million) were disposed of during the six months ended 30 June 2006. No material reversal of prior period impairments arose in the six months ended 30 June 2006 and 30 June 2005. As at 30 June 2006 Group capital commitments amounted to £55 million (30 June 2005: £47 million).

14 Other financial information (unaudited)

Adjustments made to the carrying value of inventories across the Group in the six months ended 30 June 2006 and 30 June 2005 were not significant. Amounts written off and provided for and charged to the Income Statement in respect of customer financial difficulties amounted to £1 million (first half 2005: £5 million).

200,414 Ordinary Shares of the Company were issued in the six months ended 30 June 2006 (first half 2005: 4,145,990) which generated a cash inflow of £1 million (first half 2005: £9 million). In the six months ended 30 June 2006 the Group continued its share buy-back programme under which 7,121,850 shares (first half 2005: 8,550,000 shares) were purchased at a cost of £22 million (first half 2005: £21 million).

15 Post balance sheet events (unaudited)

On 3 August 2006 the Group announced the acquisition of Rockford Powertrain, a US off-highway business supplying high speed driveshafts for application in the construction and mining industries, for a consideration of £27 million. On the same date the Group announced an agreement, which remains subject to regulatory approval, to acquire Stellex Aerostructures, a US based manufacturer of aerospace titanium structures. It is anticipated that the transaction will be completed later in the year and, subject to that, details of the impact of both acquisitions on the Group will be available in the 2006 Annual Report.

INDEPENDENT REVIEW REPORT TO GKN PLC

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 2.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
2 August 2006

SHAREHOLDER INFORMATION

2006 interim dividend
The interim dividend of 4.1p per Ordinary Share (2005 – 4.0p) is payable on 29 September 2006 to Ordinary Shareholders on the register on 18 August 2006.

Key dates

Ordinary Shares quoted ex-dividend	16 August 2006
2006 interim dividend record date	18 August 2006
Final date for receipt of DRIP mandate forms (see below)	15 September 2006
2006 interim dividend payment date	29 September 2006
DRIP share certificates, share purchase statements and tax vouchers despatched	12 October 2006
CREST participant accounts credited with DRIP shares	13 October 2006

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see inside back cover for contact details) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 15 September 2006 to be valid for the 2006 interim dividend.

GKN website and share price information
Information on GKN, including this interim report, annual reports, results announcements and presentations together with the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 0906 843 2696. Calls are charged at 60p per minute.

Shareholding enquiries and information
Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Lloyds TSB Registrars (see inside back cover). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, the 8-digit reference number which can be found on GKN plc share certificates.

By visiting the Lloyds TSB Registrars' Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see overleaf), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate.

SHAREHOLDER INFORMATION CONTINUED

Share dealing service

A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN plc Ordinary Shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, Lloyds TSB Registrars offers Shareview Dealing, a service for UK residents to buy or sell GKN plc Ordinary Shares on the internet or by phone. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0870 850 0852. Lloyds TSB Registrars is a division of Lloyds TSB Bank plc, authorised and regulated by the Financial Services Authority and a signatory to the Banking Codes.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment, please consult a professional adviser.

GKN single company ISA

Lloyds TSB Registrars operates a single company ISA in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (see opposite). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-212-815-3700 (for international residents), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Electronic receipt of documents

Shareholders can elect via the GKN or Shareview websites (see opposite) to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibilities of delays in the postal system, save postage costs and help conserve natural resources. When registering for this service, shareholders will need to provide their 8-digit reference number which can be found on GKN plc share certificates.

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 0845 703 4599, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

Taxation

Market values of GKN plc Ordinary Shares, 'B' Shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc Ordinary Shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

***First day of trading market values*[a]**

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[b]	914.5p	11.7p	–
	(98.736774%)	(1.263226%)	
7 August 2001[c]	282.5p	–	360.375p
	(43.943224%)		(56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[d]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[e]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[e]	'B' Shares[e]	Brambles Ordinary Shares[e]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability under the 'B' Share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively (copies of which are available on request from GKN's Corporate Centre) and are available on GKN's website at www.gkn.com.

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares. From this date, the market price of GKN Ordinary Shares reduced to reflect the value of the businesses demerged into the Brambles Group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gkn.com
Website: www.gkn.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7039 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)

Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

The interim results were published on 3 August 2006. This Interim Report was posted to shareholders on 10 August 2006 and is also available on the GKN website.

GKN

www.gkn.com